Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Priscilla Dao and Jeff Kauten

Re:	Basis Global Technologies, Inc.
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-262169)
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) by Basis Global Technologies, Inc. (the “Registrant”) on January 14, 2022 (File No. 333-262169) (the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement, together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.
The Registrant has determined not to proceed with the proposed initial public offering of the securities contemplated by the Registration Statement at this time. Because the proposed offering will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.
The Registration Statement has not been declared effective by the Commission and the Registrant confirms that it has not sold any securities pursuant to the Registration Statement.
The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Registrant receives notice from the Commission that this application will not be granted.
Should you have any questions regarding the foregoing application for withdrawal of the Registration Statement or if withdrawal will not be granted, please contact Michael Pilo or David Michaels of Fenwick & West LLP at (212) 430-2671 or (415) 215-7855, respectively.

Sincerely, Basis Global Technologies, Inc.

/s/ Derek Zolner
Derek Zolner General Counsel

cc:	Basis Global Technologies, Inc. Shawn Riegsecker, Chief Executive Officer Clayton Kossl, Chief Financial Officer Fenwick & West LLP
Mark Stevens, Esq.
James D. Evans, Esq.